FOR IMMEDIATE RELEASE                 Contact:       Guy T. Marcus
April 8, 1996                                        Vice President-Inv. Rel.
                                                     (214) 978-2691

     ALLIANCE STARTS ON BP'S 400 MILLION (POUND STERLING) SCHIEHALLION PROJECT

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) announced today an alliance involving BP, Halliburton's Brown & Root subsidiary, Harland and Wolff, Single Buoy Moorings (SBM) and Coflexip Stena Offshore (CSO) - which has now started work on the 400 million (pounds sterling) contract to design and build the surface production facility for BP's Schiehallion Field. The facility comprises the world's largest new-build Floating Production Storage and Off-loading (FPSO) vessel.

     The announcement follows the UK Government sanctioning of the West of Shetlands oil find, giving the operator the green light for full-scale development. Up to 3,500 jobs across Europe will be created and made secure by the contract award. Some of the major fabrication and equipment contracts have already been let, reflecting the "fast-track" nature of the project. Known as the FPSO Alliance, the contract will be managed by an integrated management team of all the companies involved.

     Brown & Root will have responsibility for project management, the design and fabrication of the FPSO's topsides and for the vessel installation. Harland and Wolff will design and build the 950,000 barrel capacity vessel in its Belfast facility. SBM will design and build the turret and moorings for the facility while CSO will design and provide the riser system.

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     Commenting  on the award on behalf of the  Alliance,  Brown & Root  project director Arthur Barker, said; "All the companies participating, including BP, are working closely as an integrated team. The arrangement involves innovative risk sharing incentives that bind the team together," he added.

     Brown & Root McDermott Fabricators (BARMAC), the joint venture company between Brown & Root and J. Ray McDermott, has won the 20 million (pounds sterling) contract to fabricate 6,300 tonnes of process topsides for BP Schiehallion's floating production vessel. Work on the topsides is scheduled to commence in May of this year at BARMAC's Ardersier yard. Completion of the contract is expected in February 1997 when all the process packages will be delivered to Belfast for installation on the FPSO. Up to 450 jobs at the yard will be made secure by the contract award.

     BARMAC will also undertake a 3 million (pounds sterling) contract from Northampton-based Kvaerner Paladon for the fabrication of separation packages for the FPSO. Work will commence on the 900 tonne systems immediately and is expected to be complete by the end of the year.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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